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                               August 26, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 7 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 27, 2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

       Amendment to Form 1-A filed on July 27, 2021

       Master Series Table, page 8

   1. We note your response to our comment 1 that you have revised your disclosure to provide that the acquisition of
the NNN-1 Property in Marietta, OH is probable. We are unable to locate that disclosure.
Please revise to explicitly disclose that the acquisition is probable, or advise.
       Our Financing Strategy, page 13

   2. We note your response to our comment 3 and your disclosure of the interest rate for your credit facility. Please
further revise your offering circular to disclose any additional terms,
 Jeffrey S. Beebe
RealyInvest NNN, LLC
August 26, 2021
Page 2
      including, but not limited to, the borrower, principal repayment terms, maturity date, and balloon payment.
NNN-1 Series, page 17

3. We note your disclosure that the NNN-1 Property will be managed by RealyInvest, LLC at no additional expense to the Shareholders. We further note your disclosure elsewhere in the filing that the Manager may, in the future, charge a Management Fee of up to 10%
      of any Distributable Cash generated by a particular Series. These statements appear to be inconsistent. Please revise or advise.
Pro-Forma Income Statement and Distribution Table, page 64

4. We note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us how you determined it was unnecessary to reflect interest expense on the credit facility within this disclosure.
5. We note your revisions to your filing in response to our comment 1; specifically, we note your tabular disclosure on page 65 labeled Pro-Forma, Jan-Dec 2022. Please tell us if this disclosure is a financial forecast. To the extent it is a financial forecast, please revise the presentation of your disclosure in accordance with the financial forecast guidelines established by the American Institute of Certified Public Accountants and in accordance with Rule 11-03 of Regulation S-X. Your revisions should include, but need not be limited to, an appropriate title and a summary of significant assumptions. Reference is made to Part F/S of Form 1-A and Rule 8-05 of Regulation S-X.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                              Sincerely,
FirstName LastNameJeffrey S. Beebe
                                                              Division of
Corporation Finance
Comapany NameRealyInvest NNN, LLC
                                                              Office of Real
Estate & Construction
August 26, 2021 Page 2
cc:       Marty Tate
FirstName LastName